FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File No. 000-30972

HIP ENERGY CORPORATION

(formerly Bradner Ventures Ltd.)

(Translation of registrant’s name into English)

c/o 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HIP Energy Corporation (the “Company”)

(formerly Bradner Ventures Ltd.)

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Item 2	Date of Material Change

December 2, 2009

Item 3	News Release

The news release was disseminated on December 2, 2009 through Market News.

Item 4	Summary of Material Change

The Company announced that it entered into a memorandum of agreement (“MOA”) with each of HIP Energy Resource Limited (“HIPE”) and HIP Technology Limited (“HIPTL”) whereby the Company intends to acquire all right title and interest in and to various oil and gas assets held by HIPE and acquire from HIPTL the “worldwide exclusive right” to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology”.

Under the terms of the MOA with HIPE, the Company will acquire ownership of 50 existing oil and gas well bores held by HIPE located in West Texas, US. In addition, the Company will be transferred any and all rights and interest held by HIPE in various well bores, well bore enhancement projects, and prospective joint ventures relating to various additional identified well bores located in both Texas and Louisiana, USA (collectively the “Oil and Gas Properties”). These additional well bores, oil and gas prospects and joint ventures are intended to be set out in the final form of “Asset Purchase Agreement” to be entered into by HIPE and the Company.

The consideration for the sale and transfer of the initial 50 well bores, and the additional well bores to the Company is expected to be the issuance of 20 million common shares of the Company. The issuance of these shares and the transfers of the initial and additional well bores will be subject to the Company and HIPE entering into a mutually agreeable form of asset purchase agreement, and the Company’s receipt and review of all related due diligence materials on the initial and additional well bores, including any recent oil and gas production history therefrom.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Richard Coglon, President at 604-377-5515

Item 9	Date of Report

December 8, 2009

HIP ENERGY CORPORATION

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Tel: (604) 377-5515 Fax: (604) 921-4764

News Release

OTC SYMBOL: HIPCF	December 2, 2009

Memorandum Of Agreement – Acquisition of West Texas Well bores and Grant of Exclusive License to HIP Proprietary Down Hole Oil and Gas Enhancement Technology.

Vancouver, British Columbia, Canada ( HIP Energy Corporation (OTC-HIPCF) (the “Company”) is pleased to announce that it has entered into a memorandum of agreement (“MOA”) with each of HIP Energy Resource Limited (“HIPE”) and HIP Technology Limited (“HIPTL”) whereby the Company intends to acquire all right title and interest in and to various oil and gas assets held by HIPE and acquire from HIPTL the “worldwide exclusive right” to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology”.

Under the terms of the MOA with HIPE, the Company will acquire ownership of 50 existing oil and gas well bores held by HIPE located in West Texas, US. In addition, the Company will be transferred any and all rights and interest held by HIPE in various well bores, well bore enhancement projects, and prospective joint ventures relating to various additional identified well bores located in both Texas and Louisiana, USA (collectively the “Oil and Gas Properties”). These additional well bores, oil and gas prospects and joint ventures are intended to be set out in the final form of “Asset Purchase Agreement” to be entered into by HIPE and the Company.

The consideration for the sale and transfer of the initial 50 well bores, and the additional well bores to the Company is expected to be the issuance of 20 million common shares of the Company. The issuance of these shares and the transfers of the initial and additional well bores will be subject to the Company and HIPE entering into a mutually agreeable form of asset purchase agreement, and the Company’s receipt and review of all related due diligence materials on the initial and additional well bores, including any recent oil and gas production history therefrom. There is no assurance that the transaction will be completed as planned or at all.

Under the terms of the MOA, the acquisition of the Oil and Gas Properties is subject to the concurrent execution of a final form of license agreement, acquire the exclusive worldwide right title and license to the “HIP Technology”. This patented technology process was developed by Mr. Peter Noonan of Texas, USA over some 20 + years. Simply stated the HIP Technology it is a proprietary down hole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs.

The proposed license agreement is subject to a number of conditions, including the following:

•

the Company is to obtain the exclusive right to use the HIP Technology for any and all commercial applications, including generating revenue from the initial 50 well bores, the additional well bores and any and all commercial applications of the technology, including any and all after acquired oil and gas well bores, be they acquired by HIPTL or the Company by way of purchase, joint venture, license or otherwise.

•

HIPTL will retain the ongoing right and obligation to continue to use, assess, and modify the HIP Technology for the purpose of conducting field modifications for the Company relating to the implementation or commercialization of the HIP Technology, as may be required from time to time, on a well by well or field by field basis.

•

Once the HIP Technology has been placed on a well or field location and has been adjusted or modified as required to ensure maximum flow potential from a well bore, oil field or reservoir, then HIPTL is intended to immediately thereafter turn all such wells, well bores and production therefrom over to the Company for commercialization under its license agreement. Commercialization will be deemed to have occurred on the earlier of satisfactory flow rates having been achieved or 18 months.

•

Under its “exclusive worldwide commercial license”, the Company is expected to have the right, subject to the consent of HIPTL, to sublicense the use of the HIP Technology in a particular geographic area or application. Any such sublicense of the HIP Technology is independent of the Company’s ability to acquire, joint venture, or otherwise participate in acquiring ownership of or an interest in the well bores on which the HIP Technology will be applied, be it by the Company or under and through a sublicense.

•

Once the well bores have reached maximum or deemed commercialization and have been turned over to the Company, then the Company intends to reimburse HIPTL for all direct costs incurred by HIPTL in making such modifications or changes to the HIP Technology as may have been reasonably required to achieve maximum flow rates or deemed commercialization. The cost to be paid by the Company to HIPTL during this pre commercialization process is intended to be offset with any monies already paid by the Company in respect of all such well bores and HIP Technology modifications, and by any and all revenues received by HIPTL from the sale of hydrocarbons from any such well bore(s) during the HIP Technology adjustment or modification process.

•

In order that the Company will have sufficient working capital to proceed with its immediate plans of applying the HIP Tech to the 50 well bores acquired from HIPE, and to other well bores be they acquired under the HIPE acquisition or otherwise, the closing of the HIPE agreement and the HIPTL License agreement are intended to be made subject to the Company having received proceeds of US$10 million by way of a private placement. The Company is in discussions with a strategic party for such funding, but no final terms or agreement has been reached at this time and there is no assurance that the financing will be completed on these terms or at all.

•

The consideration to be paid by the Company for the grant of the “exclusive worldwide commercial license” is intended to be the issuance by the Company of 30 million common shares to HIPTL; and the grant to HIPTL of the an annual royalty fee equal to 20% of Gross Revenues from HIP Tech derived income where gross average oil equivalent production is less than 20 bbl oil per well per day and 25% of Gross Revenues if production is greater than 20 boe per well per day. The royalty converts to a flat 25% Net Revenue Royalty for all HIP Tech derived income when the Company completes a financing in addition to the initial $10 mil financing referred to above.

Although HIPTL is expected to have the right to conduct ongoing research & development and modifications of the HIP Technology for the purpose of doing technology or product enhancements, field maximization and for the purpose of training personnel, HIPTL does not retain any right to use the HIP Technology for commercialization which solely vests with the Company. There is no assurance that the proposed license agreement will be completed on the above terms or at all.

The Company is in the process of completing all of the necessary due diligence relating to the HIPE well bores and the HIP Technology, including any and all historical or current testing results, information, data, reports, patents, detailed process descriptions and otherwise as may be required.

In commenting about the proposed well bore acquisition and HIP Technology Licence Agreement, the Company’s President provided the following commentary:

“If we are successful in closing this proposed well bore acquisition and HIP Technology License agreement, the Company will truly be unique in its business model in that it will be able mitigate and better manage the financial and exploration risk associate with traditional oil and gas exploration and production companies. Oil exploration typically involves the acquisition of exploration/drilling rights to unproven properties, conducting seismic and other subsurface studies to estimate if oil & gas is present and then drilling of the prospects in order to attempt to discover and extract the oil & gas. This traditional process can be extremely expensive and time consuming. Additionally, there are no guarantees that a pure exploration company will ever make a profit. Costs for drilling a single well is expensive and can run into the hundreds of thousands (or millions) of dollars; plus a very high percentage of all traditional exploration wells drilled each year end up being dry holes.

By acquiring the “exclusive worldwide license” to the proprietary HIP Technology, the Company is seeking to position itself as a leading low risk oil and gas producer. Management’s initial focus will be to concentrate its operations on applying the HIP Technology to know existing and proven well bores and reservoirs that have become non commercial, uneconomic, depleted or damaged. By proving out the viability and success of the HIP Technology in dramatically increasing production from a defined segment of well bores and reservoirs, the Company will be in an enviable position of building a diverse portfolio of oil and gas reserves, profitable production, and forward looking investment opportunities for the company, its shareholders and investors.”

HIP Energy Corporation.

Per: Mr. Richard Coglon (B.Com/LL.B)

President / Director

For further information on this release contact the Company at 604.377.5515.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD LOOKING STATEMENTS

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will”, “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include: that the Company intends to acquire all right title and interest in and to various oil and gas assets held by HIPE and acquire from HIPTL the “worldwide exclusive right” to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology”, that the consideration for the sale and transfer of the initial 50 well bores, and the additional well bores to the Company is expected to be the issuance of 20 million common shares of the Company, that the issuance of these shares and the transfers of the initial and additional well bores will be subject to the Company and HIPE entering into a mutually agreeable form of asset purchase agreement, that the acquisition of the Oil and Gas Properties is subject to the concurrent execution of a final form of license agreement, acquire the exclusive worldwide right title and license to the “HIP Technology”, that the closing of the HIPE agreement and the HIPTL License agreement are intended to be made subject to the Company having received proceeds of US$10 million by way of a private placement, that Management’s initial focus will be to concentrate its operations on applying the HIP Technology to know existing and proven well bores and reservoirs that have become non commercial, uneconomic, depleted or damaged, and that by proving out the viability and success of the HIP Technology in dramatically increasing production from a defined segment of well bores and reservoirs, the Company will be in a position of building a diverse portfolio of oil and gas reserves, profitable production, and forward looking investment opportunities for the company, its shareholders and investors.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Factors that could cause actual results to differ materially include misinterpretation of data, inaccurate estimates of oil and natural gas reserves, the uncertainty of the requirements demanded by environmental agencies, the Company’s ability to raise financing for operations, breach by parties with whom we have contracted, inability to maintain qualified employees or consultants because of compensation or other issues, competition for equipment, inability to obtain drilling permits, potential delays or obstacles in drilling operations and interpreting data, the likelihood that no commercial quantities of oil or gas are found or recoverable, and our ability to participate in the exploration of, and successful completion of development programs on all aforementioned prospects and leases. The Company’s Annual Report on Form 20-F and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon

Richard Coglon

President

Date: December 8, 2009